Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31					Nine Months Ended September 30,
	2011	2012	2013	2014	2015	2016
Earnings from continuing operations before income taxes	241,632	244,097	285,814	313,801	319,928	223,098
Distributed income of equity investees	—	—	—	—	2,400	500
Amortization of capitalized interest	—	—	—	—	—	—
Fixed charges	879	—	—	—	43	232
Total Earnings	242,511	244,097	285,814	313,801	322,371	223,830
Ratio of earnings to fixed charges	275.9	—	—	—	7,497.0	964.8